UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61679/March 10, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13758

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS
BIG SKY ENERGY CORP.,	:	AND REVOKING REGISTRA-
BIOMEDICAL WASTE SYSTEMS, INC.,	:	TIONS BY DEFAULT
BIOMETRICS SECURITY	:	
TECHNOLOGY, INC.,	:	
BIOSYS, INC.,	:	
BOLDER TECHNOLOGIES CORP.,	:	
BOYDS WHEELS, INC.,	:	
BREAKAWAY SOLUTIONS, INC., AND	:	
BRE-X MINERALS, LTD.	:	

_____

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 21, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents on or before January 26, 2010. The time for filing Answers has expired and no Answers have been received. By Order dated February 16, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the Order to Show Cause has expired and no replies have been received. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

      Big Sky Energy Corp. (CIK No. 1075247) is a Nevada corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Sky Energy Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $103,529,832 for the prior twelve months. As of January 15, 2010, the company's stock (symbol BSKO) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had fourteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Biomedical Waste Systems, Inc. (CIK No. 865059), is a void Delaware corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Biomedical Waste Systems, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995, which reported a net loss of $3,921,864 for the prior three months. As of January 15, 2010, the company's stock (symbol BIOW) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Biometrics Security Technology, Inc. (CIK No. 1004605), is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Biometrics Security Technology, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2002, which reported a net loss of $24,831,555. As of January 15, 2010, the company's stock (symbol BSYT) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Biosys, Inc. (CIK No. 883076), is a forfeited Delaware corporation located in Columbia, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Biosys, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of $13,821,000 for the prior nine months. On September 30, 1996, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Maryland, and the case was terminated on December 15, 2003. As of January 15, 2010, the company's stock (symbol BISYQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bolder Technologies Corp. (CIK No. 1011108) is a delinquent Delaware corporation located in Golden, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bolder Technologies Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $15,545,174 for the prior nine months. On April 13, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on January 1, 2009. As of January 15, 2010, the company's stock (symbol BOLDQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Boyds Wheels, Inc. (CIK No. 913007), is a suspended California corporation located in Garden Grove, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Boyds Wheels, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $7,464,991 for the prior nine months. On January 30, 1998, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on April 9, 2008. As of January 15,

2010, the company's stock (symbol BYDSQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Breakaway Solutions, Inc. (CIK No. 1076643), is a forfeited Delaware corporation located in Conshohocken, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Breakaway Solutions, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000, which reported a net loss of $389,851,000 for the prior twelve months. On September 5, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on September 19, 2006. As of January 15, 2010, the company's stock (symbol BWAY) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BRE-X Minerals, Ltd. (CIK No. 1005640), is an Alberta, Canada, corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BRE-X Minerals, Ltd., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A on August 19, 1996, which reported a net loss of $254,956 for the nine months ended August 31, 1995. As of January 15, 2010, the company's stock (symbol BXMNF) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Big Sky Energy Corp., Biomedical Waste Systems, Inc., Biometrics Security Technology, Inc., Biosys, Inc., Bolder Technologies Corp., Boyds Wheels, Inc., Breakaway Solutions, Inc., and BRE-X Minerals, Ltd., are revoked.

_____
James T. Kelly
Administrative Law Judge